UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service of

Process and Undertaking

A.	Name of issuer or person filing (the “Filer”):	Partners Value Investments LP

B.	This is [check one]:
	☒	an original filing for the Filer
	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Partners Value Investments LP
Form Type:	Form CB
File Number (if known):	005-92985
Filed by:	Partners Value Investments LP
Date Filed (if filed concurrently, so indicate):	November 1, 2021 (filed concurrently)

D.

Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Brookfield Place, 181 Bay Street, Suite 210,

Toronto, Ontario, M5J 2T3

(telephone: (416) 956-5142)

E.

The Filer designates and appoints Brookfield Asset Management LLC (the “Agent”), located at

250 Vesey Street, 15th Floor,

New York, New York 10281

(telephone: (212) 417-7000)

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB filed on the date hereof (the “Form CB”) or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB; the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, Province of Ontario, Canada, on November 1, 2021.

Filer:	PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT TRUST

	By:	/s/ Bahir Manios
		Name:	Bahir Manios
		Title:	President

This statement has been signed by the following person in the capacity and on the date indicated:

BROOKFIELD ASSET MANAGEMENT LLC

as agent for service of process

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

Dated: November 1, 2021